Filed by Public Service Enterprise Group Incorporated
(Commission File No. 001-09120)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 13; and (3) the PSEG Registrants’ 2003 Annual Report on Form 10-K and Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

The following document is a transcript of the web cast presented by Exelon and PSEG management on Monday, December 20, 2004, at 12:00 Noon Central Time. The slides used in the web cast are available in a Rule 425 filing made by Exelon on Monday, December 20, 2004 before the web cast began.

* * * * *

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

PSEG EXELON

Moderator: Michael Metzner
December 20, 2004
12:00 p.m. CT

Operator: Welcome to the Exelon PSE&G conference call. Today’s call is being recorded. At this time, all participants have been placed on a listen-only mode. And the floor will be open for your questions following the presentation.

Now, I’d like to turn the conference over to Mr. Michael Metzner, Vice President Investor Relations at Exelon. Please go ahead.

[Slide 1]

Michael Metzner: Good afternoon, ladies and gentlemen; my name is Michael Metzner. I am the Vice President of Investor Relations for Exelon Corporation. Thank you very much for joining us this afternoon December 20, 2004 on this live Webcast and conference call.

This is truly exciting. You are here at the creation of the nation’s premier utility company. Hopefully, you have seen our press release announcing the merger of Exelon Corporation and Public Service Enterprise Group Incorporated.

For your convenience, you can view the slide presentation on either company’s Web site at www.exeloncorp.com or www.pseg.com.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Before we go any further, I want to read to you the safe harbor language regarding forward-looking statements found on slide two.

[Slide 2]

This presentation includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, expected synergies, and anticipated future financial and operating performance and results including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20th, 2004, by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this presentation.

[Slide 3]

There will be additional information in our filings with the SEC filed today. Please look for our filings. And now, I’d like to turn the call over to John Rowe, who will cover our agenda and introduce our speakers.

[Slide 4]

[Slide 5]

John Rowe: Thank you, Michael. Thank you everyone for joining us today. I’m delighted that we have your attention. I have with me, today, my counterpart, the Chairman of PSEG, Jim Ferland; John Young, the Exelon Generation Head; Chris Crane, Exelon’s Chief Nuclear Officer; Tom O’Flynn, PSEG’s Chief Financial Officer; and Bob Shapard, the Exelon Chief Financial Officer.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

We plan to lay out for you the basis and expectations that we have for this exciting combination. I will begin with the strategic rationale. Jim Ferland will cover the highlights of the combined company. John Young will give you a little more detail on the benefits of this new generation platform. Chris Crane will cover the benefits we believe we can create through consolidating the operation of the nuclear fleet after we close the deal, and also through an interim nuclear operating services agreement. Tom O’Flynn and Bob Shapard will discuss the merger synergies and expected benefits to shareholders.

We will take all of your questions at the end. To begin with, Michael called this the creation of the premier utility company. You’ve all heard many companies claim to be things like that. Many companies aspire to that goal.

[Slide 6]

I believe that the new company we are creating today, Exelon Electric and Gas, genuinely has the potential to make that vision come true. And I personally will spare no effort to make it so. Our first page shows you some of the strategic benefits that we see. While individually, we enjoy some of these opportunities, together, we can leverage them to a much larger degree. We can do that for you, our investors. We can do it for our customers, for the communities we serve and for our employees. This merger is built upon combining the strength and assets of each company.

Exelon’s strong financial performance, its strong balance sheet, and its top performing nuclear generation business, will be combined with PSEG’s expertise in distribution operations, and in conducting retail market auctions. We believe, and we are very confident of this, that the combined company will be stronger, and more competitive than either Exelon or PSEG could have become alone. We will have a very large low cost and more diverse generation fleet stretching from the mid-Atlantic to the Mississippi. And that will be true, even though we will proactively address market power issues with the Federal Energy Regulatory Commission.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

We will have an equally impressive regulated energy delivery business, one that will provide continuously improving service to seven million electric and two million gas customers. Think, for a moment, what that means. It means we will be the company that keeps over 18 million people warm in the winter, and cool in the summer. Exelon Electric & Gas will have utility companies in three states and a substantial quantity of generation in a fourth. Illinois, New Jersey, Pennsylvania and Texas have been in the forefront of promoting competition in the generation business. They have also been in the forefront of utility regulation that works for both customers and shareholders.

Over the last several years customers of PECO, PSE&G, and ComEd have saved billions of dollars as a result of industry restructuring builds in these states. At the same time, each of our companies has been able to deliver superior shareholder returns. I believe that Exelon Electric & Gas will be better positioned than anyone else in the industry to both continue to promote and assist in the further development of competitive power markets. And that is a commitment to our regulators, but also to benefit from the existence of these markets.

We hope to realize immediate benefits, and again, I mean benefits for both shareholders and consumers, in nuclear operations through a two-year operating service contract starting on January 17th, 2005 with respect to PSEG’s Salem and Hope Creek units. We have a history of working together in New Jersey and Pennsylvania as joint owners of the Peach Bottom and Salem Nuclear Plants. And we believe bringing the size of the Exelon nuclear organization and our developed procedures will be of assistance in improving the operation of these plants.

This merger meets the criteria we have long told you that we at Exelon would follow in any deal. While the CFOs will describe the substantial synergies we expect to realize in this merger, I wish to stress that we are committed to achieving sufficient synergies to more than pay for this acquisition premium. And in addition, we will create a much stronger platform for delivering

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

consistent and growing shareholder returns. In other words, we’re building a more robust platform as well as a larger one.

[Slide 7]

This merger is in its technical form an acquisition of PSEG by Exelon. PSEG shareholders will receive 1.225 shares of Exelon and will own 32 percent of the combined company at the merger close. Exelon shareholders will own 68 percent of the combined company. I will serve as Chief Executive Officer. Jim Ferland will serve as non-executive Chairman of the Board through the spring of 2007. The Board will be made up of 12 Exelon Directors and six PSEG Directors.

The corporate headquarters will be in Chicago. Our generation headquarters will be in Newark. Each utility company will keep its current headquarters locations: ComEd in Chicago, PECO in Philadelphia, and PSE&G in Newark. Our Power Team and trading operation will continue to be based in Kennett Square Pennsylvania, and our Chief Nuclear Officer and his staff organization will be moving to Kennett Square.

We believe that there are many exciting aspects to this agreement, but the one that you will see bringing the most immediate value is probably our nuclear operating services agreement that will start on January 17th, 2005. Chris Crane will cover this agreement and our nuclear operations in more detail in his remarks. But I should emphasize that this is an agreement to help PSEG manage these plants. PSEG retains the legal responsibility and ultimate authority.

This merger is, of course, conditioned upon other things. Upon the approvals of the shareholders, and upon various federal and state regulatory authorities. These are listed in detail in the press release, and on the next page of our package. We will register the new company as a holding company with the SEC under the Public Utility Holding Company Act.

[Slide 8]

Based upon the success of the Unicom/PECO merger, which took 13 months, we anticipate that we can obtain these regulatory approvals in 12 to 15 months. That, of course, is dependent upon

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

our ability to work with regulators in New Jersey, Pennsylvania, Illinois, and at the federal level. And to attempt to solve problems that arise on a very rapid basis. We’ve done it before. We’ll try to do it again.

This merger gives us a stronger company. One that, as I said, has the ability to achieve more robust and consistent earnings growth for our shareholders. We expect annual synergies of $400 million in 2006 growing to $500 million in 2007. These synergies will come from labor and from non-labor. They will come from costs, and from revenue opportunities. You will see them across all business units. And Tom O’Flynn and Bob Shapard will give you more detail upon these.

We believe these efficiencies will help us keep our long-run costs down, as medical expenses, fuel costs, material costs and other expenses continue to rise. Both Jim and I claim around 20 years in this industry. He has more time with one company. It took me three. I seem to move around a little more. But one thing you know is that we care about shareholder value. And another thing you know, is that we care about customer service and community service.

This will continue for Exelon Electric & Gas. We are both proud of our record of delivering value for shareholders. We are proud of what we do for customers and for the communities we serve. I intend to make certain that this new company with this wonderful platform lives up to this commitment in every respect. Now I’d like to turn it over to Jim.

[Slide 10]

[Slide 11]

Jim Ferland: Thank you very much, John and good afternoon everyone. For many of the same reasons cited by John, this combination offers significant benefits for our company as well; higher returns with lower risks for our investors. That offers improved quality of service and cost savings for our customers and expanded career opportunities for our employees.

This combination addresses each of our long-standing strategic objectives. It diversifies our risk across different markets and geography by greatly expanding our generation fleet and through

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

multi-state regulation, while it offers an immediate boost to our earnings power, and cash flow, state and stabilizes our credit standing. And of course, a significant additional benefit is that we were able to afford ourselves immediately access to Exelon’s considerable strength as a nuclear operator.

I think many of you are aware, we have from time to time looked at combinations with other companies. Now I must say, fortunately none of those worked out, because none would have offered the considerable strengths of Exelon Electric & Gas.

And a final general comment, a special attraction of this transaction to me, personally, is that we’ll be able to have John Rowe here as a succeeding CEO. John brings a wealth of experience and knowledge, notwithstanding his ability to not keep a CEO job, and having had three or four them to have 20 years of experience as a CEO, he does understand our communities. He knows how you meet those needs. He knows how to serve them. And I think, under John’s stewardship, this company is going to have really, just a great future.

Let me get to a couple of numbers. This new company will be of first order, by nearly any measure you want to use. There are a series of them here. Despite these lofty rankings, our objective is not to be the largest, but to be the best in meeting the needs of customers and investors and employees.

[Slide 12]

The footprint of the new company will cover most of the northeastern United States, with generation assets from the Midwest to New England and with electric and gas distribution operations in three of the country’s largest urban areas.

[Slide 13]

The combined companies will have characteristics that neither company can replicate on its own. Each company brings in its strengths to this company, Exelon’s nuclear expertise, and merger integration skills are of special interest to us, while PSE&G’s excellence in transmission and

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

distribution operations, as well as its experiences in the development of the BGS auction process will also add considerable value.

[Slide 14]

Both companies have sound T&D operations. PSE&G’s practices which have produced top quartile reliability and customer cost performance will be transferable to accelerate the substantial improvements that Exelon has already made in these areas. We all look to the generation company to be a very strong contributor to our future success. We have John Young and Chris Crane along with us today to provide you some additional views of that business. John?

[Slide 15]

[Slide 16]

John Young: Thank you, Jim and good afternoon. The combination of these generating fleets presents a compelling and competitive business model positioned for success. Exelon is currently one of the premier nuclear operators in the US with capacity factor and cost performance consistently in the top quartile. And we will bring that experience and management model to the PSEG plants. Chris Crane will discuss in more detail our nuclear operations agreement in a moment.

The combined generation portfolio is large and diverse, an excellent platform in today’s competitive energy markets. In addition to our nuclear operating experience, we have a solid track record of operations and commercial excellence in our fossil and hydro assets. The increased diversity of this new fleet will strengthen our position even more. The marketing and trading skills and experience of both companies will enable us to achieve the full value of these assets.

[Slide 17]

Both companies have seen the need for a better balance of generating assets, and we achieve that balance in this deal. This combination provides a well-balanced, flexible and diverse mix of assets to better serve the marketplace. It is based on the large, low-cost nuclear fleet, complemented with a broad range of other assets. We will operate predominantly in PJM, the nation’s largest and best functioning power market. And we will be a very large fleet, at more

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

than 51,000 megawatts the biggest in the country. That size, when effectively managed, brings significant benefits.

Size brings scale, which offers significant cost and operating synergies. Size brings depth, which means we will have the resources, the talent and the equipment available to address any problem or event. Size brings experience in operations, in vendor management, in regulatory interface, in energy commodities, in customers, market structures, et cetera. Our ability to transfer operating experience and lessons learned across the fleet will give us a significant advantage.

We will have the ability through size and the management model to implement proven best practices, and best in fleet methods at every unit. And in the case of this merger, size brings diversity, which means we can reach a variety of opportunities, in a variety of markets, with a variety of customers from a variety of generating assets. It means we have internal hedges. That combination of size and diversity is essential. Our risks are balanced and well managed.

[Slide 18]

This supply stack shows PJM’s dispatch progression. As you can see, neither company alone had the perfect mix of assets to reap the full range of opportunities from this stack. The combined entity, however, fits it to a T. We know how to run that portfolio very well. We’ve translated the nuclear management model to our fossil and hydro fleet with tremendous results. We’ve seen significant improvement in fossil forced outage rates, which we can bring to PSEG’s fossil fleet as well. In 2003, for example, the Exelon coal forced outage rate was six percent, compared to PSEG’s 14 percent.

We’ve successfully integrated and operated power plants on a national basis. Our plants in Texas are reliable moneymakers, running better than they have for years. The nuclear fleet has seamlessly integrated 10 sites through the merger of ComEd and PECO, so we have the experience and templates to bring these fleets together.

[Slide 19]

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Our track record is one of improving performance in fossil and hydro operations and demonstrating operating flexibility that allows us to compete effectively for market and commercial opportunities. Exelon Generation has cohesive integrated operating methods through impeccable communication and cooperation between the Power Team and the plants, and through operating flexibility that enables us to participate effectively in competitive markets.

[Slide 20]

These two companies have the power marketing skills to realize the full value of these assets in the markets. Both companies share a well-grounded philosophy of hedging and risk management which preserves and captures value. This combination substantially enhances our geographic and customer diversity. We have the experience in optimizing the output of our generating fleets through flexibility in both operations such as outage management and trading.

We are now seeing improving market fundamentals: tightening reserve margins which should result in higher capacity values in all of the regions we serve. In addition, both companies have experienced an exemplary track record since applying load obligations. In summary, we have the talent, skills, and experience to operate and manage these assets in the market.

Now, I’d like to turn over the program to Chris Crane, Exelon’s Chief Nuclear Officer to give you more details on the nuclear aspects of the merger.

[Slide 21]

[Slide 22]

Chris Crane: Thanks, John. As has been stated, a key benefit of the merger is the opportunity to bring sustainable performance improvements to Salem and Hope Creek. The Salem and Hope Creek plants have been sub par performers for some time and have operated far below the levels that the Exelon fleet has been able to achieve.

[Slide 23]

Exelon Nuclear brings a proven track record of recovery from performance shortfall and ensuring that improvement in sustained and consistent operations is the cornerstone. The common

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

recovery and subsequent operations in Exelon demonstrate that we have the tools to ensure solid operations, strong safety and be an industry leader in cost performance.

We expect to begin the improvement process in mid January when we implement a nuclear operations service contract. Under that contract we will provide to PSEG the full complement of a senior team to assist in nuclear operations at both Salem and Hope Creek.

We expect to send at least 24 people initially to the site. And we’ll provide support as needed in services from our corporate office. This contract is the natural outgrowth of the staff exchange currently underway and our co-ownership arrangement of the Salem units. The team will report directly to PSEG executive management, who will also remain the license holder with accountability for all final decisions until the merger closes.

Although we won’t begin to see significant fleet synergies until the close we do expect performance improvements in the short term, which will result in financial benefits for both companies. Many of you are familiar with the Exelon Nuclear Management Model. It’s the play book and the toolkit we’ve used since 2000 to drive the performance improvements and the fleet integration in the current Exelon fleet.

The tools include the processes to assess and improve plant material condition, our templates for planning and executing refueling outages, our strategies for identifying and reducing while managing costs without impacting safety or reliability. Our focus in this kit is on the fundamentals of sound operations and our deep management and technical talent bench. In short, we know how to do this. Our methods have been proven robust and pragmatic in getting the job done with sustainable results.

Now, it’s my turn to introduce Tom O’Flynn, PSEG Chief Financial Officer, who will turn our words into the numbers for you.

[Slide 24]

[Slide 25]

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Tom O’Flynn: Thanks, Chris. Like the others you’ve already heard from, I believe our combination makes excellent financial sense as well. This transaction will provide both companies with a much stronger financial platform for continued growth and investment.

With the application of the Exelon Way and our own best practices, significant savings can be achieved. As John previously mentioned, we expect to realize pre-tax value of $400 million in the first year, and $500 million in the second year, not counting cost to achieve. About 70 percent of these savings will come from our unregulated businesses, while the other 30 percent will come from the utility businesses. Of the total synergies, less than $10 million per year represents the income effect of reduced capital spending. We estimate a five percent reduction of the combined work force, which totals about 28,000.

[Slide 26]

This slide gives you a good sense of where our combined savings will come from by business, and by category. Over 70 percent of the opportunities are from our nuclear operations and our corporate and business services. When looking at the savings by category, it’s important to note that less than 50 percent is coming from work force reductions, but almost 20 percent is coming from nuclear improvements. We believe our estimates are conservative and achievable.

[Slide 27]

The next graphic depicts sources of financial strength for the combined organization. There’s a good balance between regulated and unregulated businesses, with over 50 percent of the estimated first full year EBITDA coming from the three regulated utilities. Upon closing Exelon Generation and PSEG Power will merge into one subsidiary and together, they expect to contribute over 40 percent of the first year EBITDA. Our merger creates a mix of both assets and earnings that neither company would have been able to achieve independently.

[Slide 28]

There’s no doubt this transaction brings significant value to PSEG shareholders. Obviously, our shareholders will immediately benefit from the premium they are receiving. This slide

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

demonstrates other important components of value. Bob will show a similar slide from the Exelon perspective in a moment, and will expand on the assumptions behind this chart. But in brief PSEG holders will also benefit from their share of the synergies that I’ve already discussed. We estimate the NPV of the synergies to PSEG holders to be about $2 to $3 billion. In addition, we believe there’s a potential for PE improvement, which Bob will also cover.

[Slide 29]

As John mentioned earlier, we expect this merger to be accretive to both companies. To help you in your modeling, this page lays out a few of the key assumptions we’ve made. I’ve already mentioned the synergies, and the 70/30 split between our unregulated and regulated businesses. In addition, the companies will be proposing mitigation in the form of the sale of non-nuclear generation assets, and on the contracting of output to third parties. Details on this will emerge as the regulatory discussions proceed. But for your modeling purposes, you should assume that any mitigation that we agree to, will be earnings per share neutral.

As a third important assumption we expect the purchase accounting adjustments to also be income neutral and to result in about $7 billion of additional goodwill. Asset and liability step-ups should offset each other. Bottom line, based on these assumptions in the first two years, we expect the merger to be approximately three to four percent accretive to Exelon shareholders, and about 11 to 13 percent accretive to PSEG holders. Such amounts exclude costs to achieve, as well as some positive effects of purchase accounting in these first two years.

[Slide 30]

One more attractive outcome from this combination will be a very strong balance sheet. Going forward, we expect strong FFO and interest coverage ratios. Our debt ratio will be in the very modest low 40 percent range. These and other measures shown in this slide indicate in our view, very solid investment grade ratings for the new company. Both S&P and Moody’s have reviewed the merger, and will release reports today. On that note, I’ll turn it over to Bob Shapard.

[Slide 31]

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Bob Shapard: Thanks, Tom, and good afternoon everyone. You can see from my first slide entitled “Proven Record Of Delivering Value,” each of these companies has performed very well against the sector, and against the S&P over the last three and five years. We take great pride in that. And that shareholder value focus will continue. The ComEd and PECO merger provided the opportunity for Exelon to substantially outperform the indexes during that period, as we merged these two companies with similar business models, and regulatory regimes, and created the opportunity to capture and retain significant value from that combination. We believe this opportunity exists with this combination as well.

[Slide 32]

Turning to the next page, despite the strong long-term performance by PSEG, nuclear issues have put some pressure on the stock this year, which has underperformed the group by approximately 20 percent. As Chris described, we believe, by operating their nuclear units as part of our fleet, that we can achieve improvements and efficiency levels that PSEG cannot achieve on a stand-alone basis. If we can, we believe that the nuclear-driven under-performance largely mitigates the premium paid for the stock.

[Slide 33]

Now turning to the value capture discussion, this slide shows a value to Exelon shareholders comparable to the slide Tom just discussed from the PSEG shareholder perspective. Starting with the premium, we show here $1.8 to $2 billion. The 1.225 exchange ratio was initially a premium of approximately 15 percent. Exelon has outperformed PSEG a bit over the last couple of weeks, such that the exchange ratio would imply a premium moving towards the upper teens as of the middle of last week.

The premium value on this page represents that upper teens level. The slide shows Exelon’s shareholders’ portion of the synergy value. This is simply the present value of the annuity which is the after tax retained synergies after the cost to achieve. The synergies are assumed to grow at an inflation rate of three percent and the annuity is discounted at an after-tax rate of six

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

percent. Again, remember that 70 percent of the synergies are on the non-regulated side, 30 percent on the regulated side, assuming some reasonable sharing levels.

You can do your own math, but by any reasonable measure, the synergies in this transaction are substantial. We then add back roughly half a billion dollars of value, assuming this transaction can restore the PSEG PE to roughly the level of Exelon. This represents about a seven to eight percent recovery, not the full under-performance this year that we believe was largely nuclear-driven.

The unquantified bar is the value of creating a company with the stronger growth platform and lower risk because of the broader diversification. Whether or not this gets us improved valuation, it will ultimately improve our earnings going forward. We believe the synergies alone make the premium quite reasonable. PSEG’s recent nuclear under-performance largely mitigates that premium making the premium to synergies comparison compelling. The growth platform and diversification are upside. These two slides that Tom and I have showed you point out the value to both shareholder groups. This is value that exceeds what either company could achieve on a standalone basis.

[Slide 34]

Turning to the dividend, the merger agreement stipulates that Exelon’s dividend at closing keep PSEG’s shareholders whole on a dividend basis, considering the exchange ratio. Assuming PSEG increases its dividend by four cents in 2005, their dividend at year end ‘05, would be $2.24 a share. Exelon will have to pay a dividend of $1.83 to hold PSEG shareholders neutral since they will be getting a dividend on 1.225 Exelon shares for every PSEG share.

That dividend level means that Exelon, who just increased the dividend by over 30 percent this quarter, would need to increase its dividend by an additional 14 percent by year end 2005. If the transaction closes during 2006, the Exelon dividend increase necessary at closing would change based on dividend actions taken by the two individual companies during ‘06 prior to the close.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

This increased dividend level is still comfortably within Exelon’s targeted payout range of 50 to 60 percent.

[Slide 35]

Now, moving to the next page. The new Exelon Electric & Gas will be very well positioned to capture value from the improving fundamentals of the wholesale energy market, a large, low cost, lower emission generation fleet, with roughly 60 to 65 percent of the combined energy coming from nuclear generation, with a combined nuclear capacity of 20,500 megawatts. The bulk of the new company’s generation was built inside to serve the native load of the region. John Young discussed the fact that the combination gives us more dispatch flexibility across the East. While it seemed the low wholesale prices, which have been a result of the oversupply in most regions, John Young mentioned the values are beginning to improve, and need to improve as markets tighten, and we move toward equilibrium in these markets over the next few years.

The Illinois transition to market pricing coming off a 10 year price freeze should provide sale upside in generation values. We should then continue to see tightening markets and increased capacity values across our regions, led by eastern PJM. Our large low-cost generation fleet, will also see better values as energy prices are pressured by high fuel costs and tightening environmental standards. Also, energy markets are still well below the prices necessary to justify new build. And we believe must move up over time. And we are better positioned than most to capture the value of that movement.

[Slide 36]

To wrap up my section, we believe that this combination is financially compelling. We believe these synergies are significant to the ability to recover the nuclear underperformance and its value. An enhanced dividend to Exelon shareholders, accretion to all shareholders. And a strong diversified balance sheet, providing financial flexibility to continue to add value. We believe this company is positioned for growth. John?

[Slide 37]

[Slide 38]

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

John Rowe: Thank you, Bob. Thank you everybody. We’re about to begin with your questions. But let me say, again, I am absolutely committed; Jim Ferland is absolutely committed to increasing shareholder value. This merger is the absolute best way we know how to increase shareholder value. This merger is the absolute best way we know how to take that step. We are equally committed to continuing to work on solid customer service and creating opportunities for our employees.

We are both keenly aware that each of these companies brings important strengths and important assets to this merger. We are both keenly aware that almost all mergers start out with promises for good for people in different states, and different regions.

What I think we have to offer today is first, a merger that makes sense on the facts. And second, the personal commitment of both of us that we will not let you down, not our shareholders, not our customers, not our employees.

Michael Metzner: This concludes our prepared remarks. We’d now be happy to take your questions.

[Slide 39]

Operator: Thank you, sir. If you did have a question at this time, it is star one on your touch-tone telephone. Once again, that is star one for any questions. We’ll pause for just a moment to assemble the roster.

Our first question, Paul Ridzon at Keybanc Capital Markets.

Paul Ridzon: Can you hear me?

John Rowe: Yes, sir.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Paul Ridzon: John, PEG has a lot of assets that I would not consider to be – to necessarily fit with the Exelon strategy. Can you give us some insight, as to kind of what you want to do with the international assets and some of the leveraged leasing businesses?

John Rowe: I certainly can, PSEG already has a strategy of winding down those investments in an orderly way. We intend to continue to execute that strategy. I’m as committed to it as Jim is. And we believe that the merger-associated mark to market, and so forth, may actually make it somewhat easier to do that more rapidly. But the strategy is to focus on our basic US operations. And to get there in the most orderly way we can, the way we can do it to get the most value.

Paul Ridzon: And with regards to the financing, do you anticipate layering on some leverage? And kind of what’s the timeline for that?

John Rowe: Let me defer that to Bob.

Bob Shapard: Now this is going to be essentially a stock-for-stock transaction. As you saw from the credit metrics that Tom showed you, we certainly think this company has the financial flexibility. But all the analysis you’re seeing is assuming no additional leverage, pure stock for stock.

Paul Ridzon: Would you consider additional leverage?

Bob Shapard: Well, you know, we talked about the fact that one of the values of a strong balance sheet is when we see opportunities; we certainly have the flexibility to add leverage to do the things that we think add value. The recent pension funding was an example of that. And the recent discussions you’ve heard from us about willingness to use our balance sheet, would certainly be true going forward.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Michael Metzner: Ladies and gentlemen, due to the large number of people on the call, we’d ask that you please try to limit questions to single part questions so that we can give all of the people on the call an equal chance. Thank you.

Paul Ridzon: Well thank you very much and congratulations, gentlemen.

John Rowe: Thanks, Paul.

Bob Shapard: Thanks, Paul.

Operator: Our next question, Greg Gordon, Smith Barney.

Greg Gordon: Thanks. Can you address how you intend to deal with the FERC with regards to the market power implications of this deal in PJM? And whether or not if you’d be willing to sell some of your fossil plants if the FERC were to have issues with the market power numbers?

John Rowe: We haven’t worked out all of the details, but as a general principle we believe that we will be required to offer to sell some fossil capacity and to have a formal, consistent auction procedure at wholesale for some of our nuclear output. We do not propose to sell nuclear plants, which would diminish the operating advantages. But we have spent a great deal of time studying this. And we believe because of the base-load nature of nuclear operations, a sale of output process can be developed which will meet the FERC objectives. We are committed to beginning to work with FERC on that at the earliest possible date.

Operator: We’ll take our next question, Robert Rubin at Deutsche Bank.

Robert Rubin: Yes, this is a question for the financial guys. From a legal structure standpoint, all of these businesses, there’s the holding company of Exelon with Exelon Gen, and then the two op co’s.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

PS Enterprise Group has PEG Power, PEG Energy Holdings and the operating utility. How are we going to structure this legally? Is PEG Power going to remain separate? Or is it going to be merged in to Exelon Gen? Can you address sort of the legal corporate structure?

John Rowe: Tom O’Flynn is going to pick that one up, while the lawyers look envious that you asked something they could answer.

Robert Rubin: We like lawyers. Hi, Tom.

Tom O’Flynn: I hope – Robert, I hope it’s a simple answer. I tried to touch on it but it was fairly briefly. PSEG Power will merge into Exelon Generation. So there will be a combined company and a combined credit upon closing. As you said, each of the three T&D companies will be stand-alone. Holdings will also be standalone, a direct subsidiary of the parent. Holdings will continue to be financially independent and bankruptcy remote just as it has been under our umbrella for the last year-and-a-half or so.

Operator: We’ll take our next question from David Schanzer, Janney Montgomery Scott.

David Schanzer: Yes, hi. Good afternoon, congratulations. My – several of my questions have been answered, but the one additional question is that there was no mention, whatsoever of the natural gas LDC businesses. And I suspect, and correct me if I’m wrong, that you’re going to be combining them. And I guess my question is, wouldn’t it be more valuable to shareholders if those businesses – if that business spun off, since they’ll be one of the largest freestanding natural gas LDC’s, if they were, in fact, separate.

Jim Ferland: Hey, Jim Ferland. I’ll take a shot at dealing with that one. Certainly, our intent is to keep those properties and the fact that we didn’t single them out in any way, for instance, they’re part of the companies generally now. And we thought we’d let – for instance PSE&G’s gas business

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

is part of PSE&G. There’s no intention to – at this time to sell those businesses. We like them. They’re attractive businesses. There are significant synergies between gas and electric businesses where you have overlapping service territories, which we do to a considerable extent.

Operator: We’ll take our next question from Jack Moore at Vanguard.

Jack Moore: Great. Congratulations again. Most of my questions were answered. But I was wondering if you could comment on the goodwill, where that will be? And where your assessment of the existing goodwill ((inaudible)) where that stands.

John Rowe: OK. Jim and I are cash oriented. So we’ll let Bob answer that.

Bob Shapard: ‘Tis the season for goodwill towards men. Seven billion dollars, we think roughly $7 billion of goodwill created in the transaction. That it’s still a soft number, given the fact we have to do the purchase accounting as of the date we close the transaction. And that would be pushed down through a combination of Generation and PSE&G, a combination of the two based on the evaluations done in purchase accounting in the end. As you referred to, in fact, ComEd has about $4.7 billion of goodwill today. As we said, about half of that goodwill will probably be written off by ComEd over the next two or three years. I’m not sure whether any of that actually makes it to the bottom line of Exelon because when you redo the impairment test on a consolidated basis, we think it’s highly likely we will be able to justify the full balance of that goodwill.

We have positioned ComEd’s balance sheet such that their capital structure and their equity ratio is over 50 percent, assuming the goodwill is all written off, such that there wouldn’t be any negative impact on this cost of capital. Other than setting the cost of capital in a regulated utility, impairing the goodwill at ComEd really has no material impact. And so we will be adding the additional seven as part of this deal.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Operator: Our next question comes from Terran Miller at UBS.

Terran Miller: Yes, I was wondering if you could back up to the slide, you moved fairly quickly, about the cost to achieve some of the synergy savings as well as whether or not you think cap ex is going to have to go up at the nuclear power plants at PSE&G to achieve some of that additional operating performance.

John Rowe: Bob Shapard will start. And then, Chris Crane will pick up the second half of your question unless, Tom, you’re more appropriate to answer.

Bob Shapard: Terran, if you’re referring to the pages that I showed, the $400 and $500 million are pre-tax synergies that are excluding cost to achieve. We think a large number of those will be capitalized. That’s still subject to some accounting review. And the cost to achieve will largely be in the first year or two.

The interesting thing is, and I just touched on it very briefly, there is some purchase accounting adjustments of some liabilities, largely from our side of some contracts. We’ve talked about some of the contracts we have that are underwater. Effectively, we will create a liability and accrete those back, meaning a good thing for the first year, year-and-a-half of the merger. So we actually have a fair balance of cost to achieve with some good purchase accounting effects that are largely short lived. With respect to nuclear, I should pass it to Chris.

Chris Crane: Yes, we’ve looked very close at the capital resources required. And the LRP numbers that are in place right now are adequate to support the improvements required at this site.

Terran Miller: Thank you.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Operator: Our next question is from Zach Schreiber at Duquesne Capital Management.

Zach Schreiber: Yes, hi. Just wondering if you could give us – first of all, congratulations to Jim Ferland and the guys at PEG. I just wondered if you could give us an equivalent number that you gave us in the nuclear. I think you said every one percent capacity back on nuclear equals $12 million pre-tax. First, is that about 300,000 megawatts on the 3400 megawatts of nuke of PSEG? Could you give us the same kind of number on the fossil side? And what sort of moving from the 14 percent forced outage rate to a six percent would actually translate to? Thank you.

John Rowe: I’m going to – Jim’s going to take it.

Jim Ferland: Jim Ferland. I’m just going to take a shot at that. Thank you. As you know, you must still be holding PEG stock. With regards to the nuclear numbers, you know, we did a bogey here for what kind of capacity factor change will create what kind of dollars. You can do the same math by making sure the kind of assumptions about market power. And really, when you talk about increasing capacity factors, really, the only incremental cost is the cost of the nuclear fuel, which you know is very low.

We don’t have a number here today on the fossil side. But the numbers on the fossil side, well they’re going to be very helpful. Clearly, going to be substantial, probably in order of magnitude smaller than anything taking place on the nuclear front, simply because the vast majority of the electric energy coming out of each of our companies independently and then, together, is going to be coming from our nuclear plants.

John Rowe: The only thing I can add to that is one of the things we do like is getting more fossil capacity in to this mix, which is one of the things that PSEG brings.

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

Operator: We’ll take our next question from Dan Eggers at Credit Suisse First Boston.

Dan Eggers: Good afternoon, congratulations. A question, I guess, just what conversations have you had at the state regulatory level at this point? And, you know, do you have a feel for when we’re going to have better information on the process of having conversations with each of the regulatory bodies?

John Rowe: Well the conversations we’ve had to date is Jim and I have been on the phone all morning reporting to them. But because of the way reporting laws work and the way rumors work and other things one can’t pre-clear these things with the regulators as much as one would like to out of respect. So those conversations that were begun as of this morning, they will continue to be exempt, permitted by law over the next 30 days. We’ll be filing, probably in Pennsylvania in mid to late January. I think the New Jersey schedule is somewhat consistent with that. FERC, I believe, takes a little longer to get it ready. And, you know, we have the burden of convincing these people that this is a merger that’s good for consumers.

We think we can meet that test. And, you know, we at Exelon have a model for how we’re working on retail competition in Illinois that largely came out of the stakeholder process but the New Jersey example was the prime example clung on to by those folks. So I think, we’re trying to do things in jurisdictions that are in tune with each other.

Michael Metzner: Ladies and gentlemen, we have time for one more question at this point.

Operator: Our final question for today will come from Nathan Judge at Atlantic Equities.

Nathan Judge: Good afternoon. Could you comment, I just wanted to follow up on the sensitivity to commodity prices in the PJM. Do you have some type of sensitivity metrics where we can look at earnings impact at various prices across the combined system?

PSEG EXELON
Moderator: Michael Metzner
12-20-04/12:00 p.m. CT
Confirmation # 840128

John Rowe: John Young.

John Young: We have that for Exelon – in PSE&G’s investor relations package of October, they had the same sensitivities. We’re putting that together today. I don’t have those numbers right in front of me, but I’ll follow up with you, and get you those numbers.

Michael Metzner: Thank you very much for joining us today ladies and gentlemen. And of course, we will be following up with you in the days and weeks ahead. Thank you again.

Operator: Ladies and gentlemen, this will conclude today’s teleconference. We do thank you for your participation, and you may disconnect at this time.

END